

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

<u>Via E-mail</u>
Steve Rogai
Chief Executive Officer
As Seen On TV, Inc.
14044 Icot Boulevard
Clearwater, FL 33760

> **Re: As Seen On TV, Inc.**
> **Amendment No. 5 to**
> **Registration Statement on Form S-1**
> **Filed March 1, 2012**
> **File No. 333-170778**

Dear Mr. Rogai:

We have reviewed your responses to the comments in our letter dated February 7, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Calculation of Registration Fee Table

1. Please update the information in footnote 1 to the registration fee table.

Organization, page 2

2. We note your response to our prior comment 4 and revised disclosure on page 2. Please revise to include a risk factor to disclose the risks of using phrases on your products that closely resemble your competitors' marketing phrases and are not subject to trademark protection.

Summary of the Offering, page 4

3. We note your response to our prior comment 7. You state in your response that "Forge Financial Group, Inc., (the placement agent) was administratively dissolved," and you have increased the amount of proceeds available to you upon the exercise of the warrants by $1,170,000, the amount previously identified as additional placement agent fees. With a view towards revised disclosure, please tell us whether there may be any successors in interest to this right previously held by Forge Financial Group, Inc., whereby you may still be obligated to pay up to

$1,170,000 to another party or parties. If you believe this is not the case, please explain to us why you no longer have this obligation to anyone.

Business, page 25

Revenue Recognition, page 26

4. Please reconcile your disclosure in the last paragraph of this subsection with the disclosure regarding your sales products on page 1. Please also clarify here that your offerings are seasonable and that you cannot guarantee similar results in the future.

Legal Proceedings, page 29

5. Please revise to include an estimate of the monetary relief or a statement that such an estimate cannot be made at this time. If material, please update the risk factor entitled, "Claims that TV Goods Infringes Upon Third Parties' Intellectual Property Rights Could Be Costly to Defend or Settle."

Committees of the Board of Directors, page 31

6. Please revise to describe the standard that you have considered to determine that two of your four directors are independent.

Interim Financial Statements

Condensed Consolidated Balance Sheets, page F-2

7. We note your response to our prior comment 16 and the revised footnote disclosure on page F-9. Given the significant increase of your advances in inventory purchases during fiscal 2012, please explain to us the economic business reason for why you are required to make deposits to your product suppliers in advance of your deliveries, including the salient terms of the arrangement. Please revise your disclosure to discuss the basis for determining the amount(s) that is required to be in paid in advance and length of time such amounts are typically held as deposits.

Condensed Consolidated Statements of Operations, page F-3

8. Reference is made to the line item "Warrant revaluation" for which you reported income of $5.977 million for the three months ended December 31, 2011. We note it appears from your disclosure on page F-18 that this was mainly due to the decrease in fair value of the warrant liability associated with your $12.5 million Unit offering which was completed in November 2011. In this regard, please explain to us why the remeasurement of such warrants at December 31, 2011 resulted in a significant decrease in fair value as it is unclear from your current

disclosures. As part of your response, please provide us with your detailed fair value calculation. We may have further comment upon receipt of your response.

Notes to the Consolidated Financial Statements

Note 13. Subsequent Events, page F-25

9. Please revise your disclosure regarding the SCI suit against TV Goods, Inc to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with ASC 450-20-50-4(b).

Consolidated Financial Statements for the fiscal year ended March 31, 2011
Note 8. Income Taxes, page F-40

10. We note your response to prior comment 23. Please revise your income tax footnote to provide a reconciliation (preferably in tabular format) using percentages or dollar amounts of the reported amount to the income tax expense attributed to continuing operations for the year to the income tax expense that would result from applying domestic federal statutory rates to pretax income from continuing operations pursuant to the disclosure requirements of ASC 740-10-50-12. Your current footnote disclosure on page F-41 does not meet the requirement.

Exhibits, page II-7

11. It appears that your agreement with Living Pure is material to your business operations. Please file the agreement as a material agreement with your next amendment or advise.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Brian Pearlman, Esq.
        Quintairos, Prieto, Wood & Boyer, PA